Exhibit 17.1(i) Resignation letter of Ralph F. DeVore dated December 30, 2004.

December 30, 2004

Mr. Gene Soltero
Chief Executive Officer
Zion Oil & Gas, Inc.
6510Abrams Road, Suite 300
Dallas, Texas 75238

Gene:

Your e-mail dated December 29, 2004 only serves to validate the concerns I have previously expressed to you and John Brown. The statements and accusations are not only unfounded, but have no basis in truth.

Consequently, I am resigning my Board position with Zion Oil & Gas effective immediately!

/s/ RALPH F. DEVORE

Ralph F. DeVore

******

Exhibit 17.1 (ii) Correspondence referenced in letter of resignation.

1. Letter from Ralph DeVore dated July 26, 2004, copies of which were hand delivered to the Dallas office of Zion Oil & Gas and separately addressed to John Brown (Chairman) and Glen Perry (Executive Vice-President).

TO: John Brown
PRELUDE

Last night (Sat., 7-24) the Lord woke me up. I could not go back to sleep. He was troubling my spirit about Zion Oil! Lately I have been intensifying my prayer time, asking the Lord Jesus why Zion has not reached its minimum offering. I have been asking Him to show me what, if anything, is standing in the way of completing at least the $6.5 million minimum offering before August 31st.

But before I share what He revealed to me, I must make something very clear! I DID NOT WANT TO WRITE THIS MEMO. I TAKE NO JOY IN WHAT I WILL SHARE WITH YOU!

NKJ Jeremiah 20:9 "Then I said, 'I will not make mention of Him, nor speak anymore in His name.' But His word was in my heart like a burning fire shut up in my bones; I was weary of holding it back, And I could not."

I thought about just resigning from Zion's board. I cannot do that because of the almost $500,000 that has been invested by people into Zion because they believed what I told them about Zion being an Evangelical company. Furthermore, the Lord placed me on Zion's board, and He has not given me the freedom to resign. The Lord made it clear to me that I was guilty of and must share in the responsibility for the things that He did not see in Zion Oil.

NAB Psalm 26:1 Of David. "Grant me justice, LORD! I have walked without blame. In the LORD I have trusted; I have not faltered.2 Test me, LORD, and try me; search my heart and mind.3 Your love is before my eyes; I walk guided by your faithfulness. 41 do not sit with deceivers, nor with hypocrites do I mingle. 51 hate the company of evildoers; with the wicked I do not sit. 61 will wash my hands in innocence and walk round your altar, LORD,7 Lifting my voice in thanks, recounting all your wondrous deeds. LORD, I love the house where you dwell, the tenting-place of your glory. Do not take me away with sinners, nor my life with the violent. Their hands carry out their schemes; their right hands are full of bribes. But I walk without blame; redeem me, be gracious to me!"

The following is what the Lord Jesus through His Holy Spirit revealed to me concerning the present state of Zion:

IF ZION OIL & GAS, INC. IS EVANGELICAL CHRISTIAN IN ITS PRIMARY PURPOSE WITH THE PROPAGATION OF THE GOSPEL OF JESUS CHRIST AS ITS MAIN REASON FOR BEING, THEN THE LORD JESUS ASK ME WHERE IS:

(1.) CORPORATE PRAYER- We are admonished by the Word of God to "pray without ceasing"-(I Thessalonians 5:17-NAS)! Not only does the Bible require us to pray without ceasing as individuals, but it demands that we pray without ceasing, as a CORPORATE BODY, as a COMPANY, ESPECIALLY THE LEADERSHIP. This admonition "To Pray without ceasing" should be followed at the Opening and Closing of every meeting, every event because without PRAYER- NOTHING WILL BE FULFILLED, NOTHING WILL COME TO PASS! Zion Oil should conduct Corporate Prayer Meetings, EVERYDAY- BESEECHING THE LORD TO FULFILL HIS PROMISE TO JOHN BROWN! These daily Prayer Meetings should consistently ask the Lord through His Holy Spirit to examine the Leadership of Zion Oil as to our faithfulness to the Word of God and each person in Leadership, as to their example of Christ likeness!

Psalm 26: 2&3 Examine me, O LORD, and prove me; try my reins and my heart.3 For thy loving kindness is before mine eyes: and I have walked in thy truth."

In particular this admonition from the Lord applies if the Corporate Body professes to be "an Evangelical Christian organization"!

(2.) ZION'S BOARD OF DIRECTORS- Do the Majority of the Members of the Board of Directors reflect and will they fulfill and maintain the PRIMARY DIRECTIVE that applies to ANY group, body or corporate structure that professes, that openly proclaims to the world that it is an "instrument of the Lord Jesus Christ," that it is an "Evangelical Christian Entity!" This profession, this open proclamation CANNOT BE ONLY WORDS! THE LORD DEMANDS THAT THERE MUST BE DEEDS, ACTIONS, AND UNDENIABLE EVIDENCE! If a bird walks like a duck, quacks like a duck, waddles like a duck then it must be a duck! The first place that any reasonable person would examine for evidence of the preceding would be THE MAJORITY OF THE LEADERSHIP! What does the Majority of the Leadership of Zion Oil & Gas as individuals stand for in each of their lives?

Joshua 24: 13-15 " And I gave you a land on which you had not labored, and cities which you had not built, and you have lived in them; you are eating of vineyards and olive groves which you did not plant. 14 Now, therefore, fear the LORD and serve Him in sincerity and truth; and put away the gods which your fathers served beyond the River and in Egypt, and serve the LORD.l5 And if it is disagreeable in your sight to serve the LORD, choose for yourselves today whom you will serve: whether the gods which your fathers served which were beyond the River, or the gods of the Amorites in whose land you are living; but as for me and my house, we will serve the LORD."

Who does the Leadership of Zion worship? Who do they proclaim as the Lord of their life? Does the Majority of Zion's Leadership fulfill "the Lord's Great Commission"?

(3.) IS ZION OIL PRIMARILY AN EVANGELICAL CHRISTIAN CORPORATION? IS ZION OIL PRIMARILY A JEWISH ORGANIZATION? OR IS ZION 70% EVANGELICAL AND 30% JEWISH or THE OTHER WAY AROUND? IS ZION 50% EVANGELICAL AND 50% JEWISH? Some belief will dominate!

Deuteronomy 6:10-15 (NAS) v.10 "Then it shall come about when the Lord your God brings you into the land which He swore to your fathers, Abraham, Isaac and Jacob, to give you, great and splendid cities which you did not build,

11 and houses full of all good things which you did not fill, and hewn cisterns which you did not dig, vineyards and olive trees which you did not plant, and you shall eat and be satisfied,

12 then watch yourself, lest you forget the LORD who brought you from the land of Egypt, out of the house of slavery.

13 You shall fear only the LORD your God; and you shall worship Him, and swear by His name.

14 You shall not follow other gods, any of the gods of the peoples who surround you,

15 for the LORD your God in the midst of you is a jealous God; otherwise the anger of the LORD your God will be kindled against you, and He will wipe you off the face of the earth."

If the majority of Zion's Leadership is guilty of vacillating between Christianity and Judaism, then the Word of God states that we are guilty of "Syncretism"! The MIXING OF GOD'S WORD WITH OTHER RELIGIONS! THE CHRISTIAN BIBLE CALLS THIS REBELLION TOWARDS GOD! IF THIS IS TRUE ABOUT THE MAJORITY OF ZION'S LEADERSHIP, THE WORD OF GOD ALSO SAYS WE ARE BEING "DOUBLE MINDED".

James 4: 4-10 (NAS) v.4 "You adulteresses, do you not know that friendship with the world is hostility toward God? Therefore whoever wishes to be a friend of the world makes himself an enemy of God.

5 Or do you think that the Scripture speaks to no purpose: 'He jealously desires the Spirit which He has made to dwell in us'?

6 But He gives a greater grace. Therefore it says, 'God is opposed to the proud, but gives grace to the humble.'

7 Submit therefore to God. Resist the devil and he will flee from you.

8 Draw near to God and He will draw near to you. Cleanse your hands, you sinners; and purify your hearts, you double-minded.

9 Be miserable and mourn and weep; let your laughter be turned into mourning, and your joy to gloom.

10 Humble yourselves in the presence of the Lord, and He will exalt you. "

(4.) WHAT ABOUT THE FUTURE OF ZION OIL- What happens to the direction of Zion Oil if John Brown is unable, for any reason, to vote the control of Zion's shares that he presently maintains?

I Chronicles 28:9-10 (NAS) v.9 "As for you, my son Solomon, know the God of your father, and serve Him with a whole heart and a willing mind; for the LORD searches all hearts, and understands every intent of the thoughts. If you seek Him, He will let you find Him; but if you forsake Him, He will reject you forever.

10 Consider now, for the LORD has chosen you to build a house for the sanctuary; be courageous and act."

What belief system does "John's designate to vote his controlling shares" hold to? Is the designate an Evangelical Christian in the way he conducts and lives his life? Or is this designate a Nominal Christian or even a Carnal Christian? Is the designate a Jew or follow some form of the Jewish faith? What does the designate hold dear, if anything? Whatever the designate believes about the Lord Jesus will absolutely determine the future direction of Zion Oil, if John is unable to vote his controlling shares!

"Lord Jesus, I pray that what I have written is ALL of YOU, and absolutely NONE of me! If not, then please have mercy on my soul, and forgive this imperfect vessel where I have failed you!"

In the Name that is above every name, the Name of the Lord Jesus Christ,

Ralph DeVore

7-26-04

/s/RALPH

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2: Email from Ralph DeVore to Gene Soltero dated August 6, 2004.

Gene:

Please take the time to read the attachment to this e-mail.

Thank you,

Ralph

(Attachment to email, but also included in the body of the email)

AUGUST 6, 2004

TO: GENE SOLTERO

Gene:

I am sending this email to you because of the memo I gave to John & Glen on Monday, 7-26-04, and because you are President & C.O.O. of Zion.

I am writing because I have received no response from either John or Glen, and I have no way of knowing if they even read what was given to them!

I mailed another copy of the July 26 memo addressed to John in a letter I sent to the office on 7-31-04. The date is now 8-06-04, and I have had NO response from John!

Gene, I am writing to you because I understand that you will vote the shares John controls in the event he cannot for whatever reason.

Please forgive my boldness here! This concerns me because I do not really know you personally. I do not know if you are a born again follower of Jesus Christ, or if Jesus Christ is the Lord of your life! I do not know if you are an Evangelical Christian in your beliefs, but I must know where you stand with regard to Zion Oil being an Evangelical Christian organization. For if John is unable to vote his control, and you will vote it for him, then what you believe will be the direction Zion Oil will take from that point forward!

Finally, I am writing you because the final date for the completion of Zion's minimum IPO offering is at hand (according to you 8-31-04)! If I truly heard from the Holy Spirit on Saturday night, 7-24-04 and we do not correct the things He revealed, then I fear the Vision of Zion being an Evangelistic instrument of the Lord Jesus, winning millions of souls worldwide to the cause of Jesus Christ WILL NOT COME TO PASS!

 First, I assume that you have seen the memo "TO: John Brown DATED- 7-26-04". Please read it again before proceeding with this e-mail

 Second, I believe I have five reasons to raise the issues that I pointed out in my memo to John. THEY ARE:

 (1.) I met John in 1990 while he was living in Houston. At that time, I had been an Evangelical Christian/Minister of the Lord Jesus for 11 years. I came to love and respect him as a fellow believer! He introduced me to the vision the Lord had given him that vision was Zion Oil and the oil of Israel! John asked me to be a part of Zion Oil and to join Zion's board because I am a practicing Evangelical Christian and a minister for the Lord Jesus. More importantly, I sincerely believed John when he told me that he was an Evangelical Christian and that Zion Oil & Gas would be an Evangelical Christian company, and follow the Leadership of the Lord Jesus Christ in every way!

 SINCE MY ENCOUNTER WITH THE HOLY SPIRIT ON SATURDAY NIGHT, 7-24-04 (see the attached memo to John Brown) I AM NO LONGER CERTAIN WHO IS THE LORD OF THE MAJORITY OF ZION OIL'S LEADERSHIP? DOES ZION OIL'S MAJORITY OF LEADERS FOLLOW THE TEACHINGS OF JUDAISM OR THE TEACHINGS OF THE LORD JESUS CHRIST? WHAT DOES THE MAJORITY OF ZION'S LEADERSHIP BELIEVE IN- ARE THEY EVANGELICAL CHRISTIAN, AND IS JESUS CHRIST THEIR SAVIOR AND LORD OF THEIR LIFE?

*THE MAJORITY OF THE LEADERSHIP OF ZION OIL WILL DOMINATE AND DICTATE THE SPIRITUAL COURSE OF ZION OIL & GAS!*

 THE WORD OF GOD SAYS:

"Now concerning everything which I have said to you, be on your guard; and do not mention the name of other gods, nor let them be heard from your mouth."-

 Exodus 23:13 (NAS)

 "Unless the Lord builds the house, they labor in vain who build it; Unless the Lord guards the city, the Watchman keeps awake in vain." - Psalms 127:1 (NAS)

 And knowing their thoughts Jesus said to them: "Any kingdom divided against itself is laid waste; and any city or house divided against itself shall not stand."-

Matthew 12:25 (NAS)

Jesus said: "He who is not with Me is against Me; and he who does not gather with Me, scatters."- Luke 11:23 (NAS)

(2.) I am an active, involved Director of Zion Oil.

 (3.) Approximately $500,000.00 of SEED MONEY was invested into Zion Oil by people who believed what I believed about Zion that it was an Evangelical Christian company. Even Dr. Jacob Varon, a Reformed Jew and dear friend, knew before he invested, that the majority of Zion's Leadership was Evangelical Christians that loved Israel.

 (4.) I vote a Minority Proxy for a large number of shares owned by primarily Evangelical Christian, Zion Shareholders.

 (5.) Some years ago, I introduced John Brown & Zion Oil to Hal Lindsey- For almost 50 Years Hal has been a EVANGELICAL CHRISTIAN: Minister, Author, Apologist and an Outspoken Supporter of the Nation of Israel.

Hal became interested in Zion Oil because I told him that John Brown & Zion Oil were Evangelical Christian in belief, and followed Jesus Christ as Lord! Hal's interest in Zion was and is because it was Evangelical, because of his love of Israel, and because John Brown followed the Leadership of the Lord Jesus!

Hal, after spending much time in prayer and because he also desired to see Israel acquire oil, reported what Zion Oil was doing in Israel on his International TV show. I personally believe that over 90% of the shares that have been purchased from our current IPO are due in some way to Hal's TV reporting on Zion's oil exploration activities. On his TV show, Hal openly spoke about John Brown & Zion Oil being an Evangelical Christian organization with Evangelical Christian Leadership!

Hal's love of Israel is because he is an EVANGELICAL CHRISTIAN, NOT BECAUSE HE BELIEVES IN JUDAISM OVER THE TEACHINGS OF JESUS CHRIST!

NOW MUST I GO BACK TO THESE SEED MONEY INVESTORS, MINORITY SHAREHOLDERS AND HAL LINDSEY AND TELL THEM THAT I NO LONGER BELIEVE THAT THE MAJORITY OF ZION'S LEADERSHIP IS EVANGELICAL CHRISTIAN, AND GIVE THEM THE EVIDENCE THE HOLY SPIRIT GAVE TO ME ON SATURDAY, NIGHT, 7-24-04?

Here is my prayer to the Lord Jesus: "Lord, I pray that what I have written is exactly what You have directed me to write through Your Holy Spirit-no more and no less! If this is not true, then in Jesus Name forgive this finite vessel. But if these words are truly Your Words, then I pray You will convict everyone who reads them that they are Your Words, through the power of Your Holy Spirit! I pray that they will be moved to repent and correct those things in Zion Oil and its Leadership that are not of You. I fervently pray that John will hear from You and act before it is too late!"

In Jesus Name, Amen!

Gene, any one of the following three things could be true about my involvement with John Brown and Zion Oil:

(1.)   Have I been deceived from the beginning as to the primary purpose of Zion Oil being an Evangelical Christian company?

Since I first met John and became actively involved in Zion, I have proclaimed to everyone I have met that John Brown & Zion Oil were Evangelical in their beliefs and followed the Lordship of Jesus Christ! I have never stopped stating this to the world! If I have been deceived, then John and everyone in Zion that has been around me all these past years, has allowed me to stay in that deception. May the Lord Jesus forgive them and me if this is true!

 (2.) Did I incorrectly interpret John Brown from the beginning that he and Zion were Evangelical and followed the Lord Jesus?

 I find this hard to believe, considering that I have known him for 14 years, and he has openly professed and proclaimed this same Evangelical message to everyone!

(3.) Could it be that John and/or the majority of the Leadership of Zion Oil has changed from being an Evangelical Christian company, following the Leadership of the Lord Jesus? Has John and the majority of the Leadership of Zion Oil moved to the position of a more acceptable organization in the view point of the world, open to Judaism and other religions of the world?

I have not changed in my belief that Jesus Christ is the Lord of Zion Oil, or my proclamation of the same!

 If it is true that the majority of Zion's Leadership has adapted to a more acceptable world belief system, where Jesus Christ is NOT Lord, then may the Lord Jesus forgive Zion's Leadership (and John, Glen & me most of all) and have mercy on our souls. In Jesus Name, Amen!

Gene, I am open to discussion, reproof or correction on any of the four points that the Holy Spirit showed me in the memo to John Brown dated 7-26-04 (I also gave Glen Perry a copy of the same memo). The same holds true on anything I have stated in this e-mail to you. Please remember that if you are going to reproof or correct me in spiritual matters, it must be done spiritually, using God's Word!

I look forward to hearing from you soon,

Ralph DeVore

PS: Please acknowledge that you have read this memo.

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3.--Email
From: Gene Soltero
To: Ralph DeVore
Sent: Friday August 06, 2004 7:52 PM
Subject: Re: The State of Zion Oil & Gas, Inc.

I have read your memo, but not the letter to John. If the attachment to your email to me is your letter to John and not a letter directly to me, then because of my relationship with John I really can't open it as John elected not to read it and (as I interpret) expected me to honor his wishes by not reading his letter. If you do separate letter addressed to me, then it would be my decision as to whether or not to read it.

As to the issues you bring up in your email, I would like to consider them for a while before I address them and respond to you.

Gene.

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4: Email from Ralph DeVore to Gene Soltero dated August 7, 2004 (including as an attachment a letter very similar to Item 1 above).

Gene:

 The attachment to my e-mail I sent to you on, Friday 8-6-04, is NOT the same as the MEMO that was given to John & Glen in the Dallas office on Monday, 7-26-04.

 It is very disappointing to find out from you that "John elected to NOT even read my MEMO" that was given to him in the Dallas office! John has left me to draw my own conclusions as to his obvious lack of interest or respect as to anything I have to say.

John apparently has NO regard for this Zion Director, shareholder and fellow brother-in-Christ that just might have a Word from the Lord God, advice or differing opinion worth considering!

 IF THIS IS TRUE, THEN WHY DOES ZION OIL EVEN BOTHER TO HAVE BOARD MEETINGS? ARE THE MAJORITY OF THE BOARD MEMBERS OF ZION OIL A RUBBER STAMP? PERHAPS THERE ARE SOME ON ZION'S BOARD THAT ARE SO DETACHED FROM THE STRUGGLES ZION IS GOING THROUGH THEY JUST DON'T CARE OR EVEN HAVE THE TIME TO BE PROPERLY INVOLVED!

 This has never been the case with me, and never will be!

 THE LORD PUT (ME) IN ZION AND I TAKE MY PARTICIPATION VERY SERIOUS!

 Gene, I am attaching to this e-mail 4-attachments.

These 4-attachments represent the 4-pages which are the BASIS for my first e-mail to you dated 8-6-04. Please forgive the 4 different attachments. This was the only way I knew how to e-mail them.

 Up to now I have only shared my concerns about Zion with John, Glen and you. But now, because of the lack of any meaningful response, I feel compelled to share my concerns with Hal Lindsey and others.

I truly regret I am left with only this alternative that I prayed to the Lord I would not have to take!

 In Jesus Name,

Ralph DeVore

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5. Memo from Karen Soltero (Manager of Shareholder Relations) to Ralph DeVore dated August 16, 2004

To: Ralph Devore (via email and fax)

RE: June 26 memo to John Brown and email to Gene Soltero

In your June 26 memo to John, you raise four key points which represent the major concerns you have with regards to the direction of the company. I would like to do my best to address each of these points and explain the company's point of view.

1. Corporate Prayer: We do not engage in a formal practice of initiating and closing each work day or meeting with a group prayer. This is not because we do not believe in prayer and the benefits prayer provides. This does not mean that members of the company do not begin or end their workdays in personal prayer, or that we object to a group of company members engaging a prayer together at the office. The reason that we do not engage in formal prayer is that as a corporation, we are subject to serious guidelines with regards to discrimination in the workplace, one such form being religious discrimination. While it is not unlawful to pray in the workplace, it is unlawful to coerce workers to engage in prayer or to discriminate against them or the company based on their religious beliefs or practices. We are a small, developing company, working on a high-risk venture, and as such, are subject to close scrutiny. At this stage of the game, we cannot afford to engage in any practice that could endanger our future as a corporation. If that occurred, the purpose of the company would certainly not be fulfilled. That being said, we welcome informal prayer in our office on a daily and constant basis and this is a practice that does occur.

2 and 3. Zion's Board of Directors/Zion's Primary Religious Beliefs: Zion Oil was founded on the basis of a belief held by John Brown that it was his duty and responsibility to help Israel discover wealth in the last days and that the wealth would be due to the discovery of oil. This belief came from scripture and an encounter he had with God, while traveling in Israel. The fundamental purpose of Zion Oil & Gas is to enable the prophecy to come to pass, by raising sufficient funds to drill a well in Israel that will deliver the oil. This fundamental purpose is indeed what all the members of the company have been working toward all this time.

Many of the individuals involved in the company, both as directors and as employees, are Christian. Many others are Jewish. Yet another group involves individuals who prefer not to publicly discuss their religious beliefs. We cannot discriminate amongst these individuals with regard to their religious beliefs. It is illegal and unconstitutional. Each individual, regardless of their beliefs, is committed to seeing the Joseph Project come to fruition and are working extremely hard, often without pay, to help this come to pass. The end result, if successful, will be the fulfillment of the prophecy as written in the bible and told to John Brown, and thus, a fulfillment of God's word.

In your memo, you reference two passages from the old testament, one from Joshua and one from Deuteronomy where the scripture states that we should worship the LORD and not follow other gods. These passages tell of a time prior to the birth of Jesus and are the same words found in the Torah Scroll. This Lord that is spoke of is the same God that both the Jewish and Christian people believe in. Zion's leadership is not vacillating between Christianity and Judaism, it is representative of both religions and we as a corporation must respect this or we are guilty of discrimination.

4. The Future of Zion Oil: John Brown is a committed Evangelical Christian who has dedicated his work at Zion to building a company based on Judaic/Christian principles and belief in a certain way of operating, from the nature of the efforts to raise needed capital to creating a provision for charitable trusts, and the other key members of the company have agreed to these practices and are working in concert to create a successful venture. Unfortunately, a company cannot exist on faith alone. The business world, though more influenced by spirituality today than ever before, is still highly secular, and is subject to secular laws and regulations by the government. In order to successfully carry out the word of God, Zion must employ key members of the company who have the secular business knowledge to carry out the task at hand, regardless of their religious affiliations. Should John Brown become unable to vote the control of Zion's shares that he presently maintains, you can be assured that the fundamental belief and principle of the company will continue to be upheld.

Zion Oil & Gas, Inc. is an oil exploration corporation that was created to fulfill an Evangelical Christian purpose that could not be brought to fruition otherwise. It is not however, nor was it ever intended to be, only an Evangelical Christian ministry. It was not just formed to spread the word of God by employing a majority of Christians to deliver their beliefs. It was formed to enact the manifestation of the prophetic message given to John Brown to aid the people of Israel by helping discover hidden wealth. At the heart of the organization, the founder of the company is an Evangelical Christian who is and will remain founder of Zion Oil & Gas. In your memo, you reference Matthew 12:24(NAS) and state "And knowing their thoughts Jesus said to them: "Any kingdom divided against itself is laid waste; and any city or house divided against itself shall not stand." You are absolutely right, we must stand together to bring this project to completion. And we must stand together regardless of religious beliefs or no purpose will be fulfilled. For you to stand against the company in judgment of its practices and procedures not only harms Zion, it harms the integrity of the word of God. For if you believe in the word of God, and in the prophecy as it has been written and given, then to be an instrument that prevents it from coming to pass instead of aiding it, you only help to destroy that belief in both prophecy and the word of God. There are many supporters who do believe in our ability to complete our offering and are working hard on our behalf to prove that God speaks the truth.

With regards to your question to Gene Soltero as to whether or not he is a born again follower of Jesus Christ: It is again considered discrimination to judge an employer, employee or co-worker on the basis of their religious beliefs. Discrimination is unconstitutional, and therefore, it is illegal for you to ask such a question, particularly as you imply that the answer to the question would have a direct bearing on actions you might take to harm the future of the company.

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6. Letter dated August 30, 2004 from John Brown to Ralph DeVore, with attachment omitted:

August 30, 2004

Mr. Ralph DeVore
13838 Pickford Knolls
Houston, TX 77041

Dear Ralph,

In response to your many concerns voiced in our past discussions and in the letters and e-mails that you recently sent to Glen, Gene and myself, here are your two choices: the first choice is that sometime in late September (?) we will have our annual shareholder's and Board meeting in Tel-Aviv. Prior to that meeting you can resign or you can come to the meeting (at your own expense). Either way we are going to replace you with another independent director who would be legally qualified according to NASDAQ and SEC requirements (see Phil's memo attached). If you resign using this as the reason before the meeting you can do so with dignity, respect and save face with your family and friends. However, if you do not resign and choose to attend the meeting or choose to do nothing at all, the Board will still replace you. On the other hand, if you do attend, then I will expect that you will openly share your true feelings and concerns and tell our Jewish brethren exactly how you feel about them as non-believers in Jesus taking over Zion. Please keep in mind that the entire meeting and your personal remarks will then be a matter of public record and will then be distributed to all of our shareholders i.e. did you tell Jacob Varon and the other Jews that you have solicited that Zion is only an evangelical company?

Ralph, this is not the vision that G-d gave me. It's a creation of your imagination and it doesn't appear in anything that I have ever written. So, don't tell me what you think G-d said to you and just read the Vision Book and the Joseph Project statement and you can save that other stuff about what G-d has told you recently about my misdirection, disobedience and the offering, etc. for those foolish enough to believe it because I know better. As to these implied threats as to what you may do to Zion or say to Hal, etc. doesn't mean a thing to me because G-d is my source and not you or Hal and Zion will continue on without you, him or myself.

Ralph, this is not an issue that I wanted or started, but rest assured that I am going to solve this ongoing problem that you have created and replace you one way or the other. Of course, you can still try to make this an issue if you want, however in the end you will not change this decision so do not send me a letter or call me about this. However, if you do send me a written response, other then your resignation, then I will ask Glen and Gene to read all the letters and e-mails that you have sent to us and your response to this letter to the entire Board in Tel Aviv and make it a matter of public record. At that time I will also ask Glen to verbally explain in detail what all your other concerns about me are and how I'm not doing what you say G-d wants me to do. You just need to make your choice with a full understanding of what the consequences are and then I will react accordingly.

Ralph, I am not going to blindside you and that is why I am telling you up front what I am going to do. I do not bear you any malice or anger, but your tenure as a director will be over with one way or another at our next board meeting. At the appropriate time, if you so desire, Zion's USA Trust will still consider your ministry as a possible recipient of our funds if you so chose to apply, if not, then I wish you all the best.

Sincerely,

/s/ John Brown
John Brown

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7. Email dated September 1, 2004 from Ralph DeVore to John Brown, with attachment:

Dear John:

I respectfully request, as a brother in Christ, that you read the attachment to this e-mail.

I have earnestly prayed and labored over every thing that I have written. This e-mail was not written with any expectation or desire for prestige, personal gain or power. The intention is not to demean or destroy anyone or anything-especially Zion! Like the Prophet Jeremiah I was compelled by the Holy Spirit to write. He would not give me any rest or peace in my spirit until I complied. Over the past 15 years I have grown to love you in the Lord. That has not changed nor my desire to see your vision for Zion fulfilled.

Your brother in Christ,

Ralph

Attachment:

September 1, 2004

TO: John Brown

Dear John:

The memo from me that was given to you and Glen on Monday, 7-26-04, was strictly about concerns for the Spiritual state of Zion! It was written as one Christian Brother to another. It had nothing to do with political correctness, corporate legalities, discrimination or trying to violate someone's Constitutional rights. I have never been accused of being a bigot or prejudice in my entire life. John, as you know, in my 25 years of ministry I have mentored, taught and counseled hundreds of Afro-Americans, Asians, Hispanics, and people of other faiths.

My e-mail to Gene was only written because you and Glen failed to respond in any manner to my genuine concern regarding Zion's present direction. The Holy Spirit just would not allow me any rest on this primary issue.

The Spiritual issues were the direct results of several weeks of intensified prayer asking the Lord Jesus to reveal anything that might be standing in the way of Zion completing its Evangelical purpose. What I wrote to you was the result of those weeks of prayer!

The prayer issue and Zion's primary purpose for being were directed to you and the other Evangelical followers of Jesus Christ, not to unbelievers, persons of other religions or people only interested in monetary gain. My prayer issue was similar to your recent e-mail asking everyone to pray for Israel and Zion Oil. I fail to comprehend how this issue differs from your recent prayer request.

I am deeply troubled that you allowed someone with no Spiritual discernment or biblical understanding to respond for you. This appears to only confirm what the Holy Spirit revealed. What Gene believes about Jesus Christ is his concern, and was not the point of my question to him! However, if for some reason Gene does gain the control of Zion's future direction, then I believe I have earned the right to know what his vision for Zion would be.

The following is what I now understand Zion's official position is according to Karen Soltero:

  Zion is a multi-cultural, multi-religious organization that corporately believes in everything and stands for nothing in particular.

  Zion Oil is more concerned about corporate legalities, the Constitution and offending someone, than in keeping the Word of God or the Leadership of Jesus.

  Hundreds of seed & IPO investors purchased Zion shares after they were told by Hal Lindsey, you and me that Zion was an Evangelical Christian company. Jesus Christ as the Lord now appears to be unimportant, and it seems as though no one has the right to raise this issue with John Brown or anyone else!

Karen Soltero is a nice person. But she has not demonstrated any discernible evidence of being a disciple of Jesus Christ.

The Bible clearly teaches, "But a natural man does not accept the things of the Spirit of God, for they are foolishness to him; and he cannot understand them, because they are spiritually appraised." (1Cor. 2:14) This was graphically illustrated in both Gene and Karen's response.

John, this entire episode has caused me great personal grief and grave concern for the future of Zion. This will be my last attempt to reach you. At this point my only recourse is to continue to pray for the Lord's mercy. May His Will always prevail over Zion and its leadership. I will never cease praying for you and the fulfillment of Zion's destiny

Your brother in Christ, Ralph

----------

8. Email correspondence dated 12/21/04, 12/26/04, 12/27/04 and 12/29/04 between Ralph DeVore and Gene Soltero

From: Ralph DeVore
To: Gene Soltero
Sent: Tuesday, December 21, 2004 10:56 PM
Subject: Warrant Purchases

 In assessing the total number of Warrants I have to exercise by 12-31-04, my records indicate that I hold the following three Warrant agreements:

WARRANT # 12, DATED JULY 9, 2003, for 20,833 shares
WARRANT # 31, DATED SEPTEMBER 15, 2003 for 10,750 shares
WARRANT # 91, DATED SEPTEMBER 30, 2003 for  8,833 shares

 The two Warrant agreements that I received from you on 11-23-04 were WARRANT #31 AND #91. I would appreciate if you would have someone check your records as to the disposition of WARRANT # 12 in the amount of 20,833 shares.

I am in the process of trying to determine how many Warrants my finances will allow me to exercise, if any.

Also, I have discussed the exercising of Warrants with the following shareholders:

.[omitted as irrelevant]

Please let me know as soon as you can with regard to the status of WARRANT # 12.

I pray you and your family have a Blessed Christmas,

Ralph

*****

From: Ralph DeVore
To: Gene Soltero
Sent: Tuesday, December 26, 2004 10:36 AM
Subject: Warrant Purchases

If I am due any of the $1000 per month Director's fee for 2004, I would like to apply it first to the purchase of the warrants that are currently being held in Warrant No. 91 which would equal 8,833 shares of Zion common stock at $1 per share.

 Please apply the balance of $3,167 due from the $12,000 Director's fee to the partial purchase of warrants that are currently being held in Warrant No. 31 at $1.50 per share.

 As I informed you in my email of December 21st, I intend to discuss with . . .[omitted as irrelevant] the exercising of their warrants.  Also, I am still considering how I might purchase my remaining warrants by December 31, 2004.

 Would appreciate you confirming before December 31st the application of the Director's fee as indicated above.

 Ralph

*****

From: Gene Soltero
To: Ralph DeVore
Sent: Monday, December 27, 2004 10:57 PM
Subject: Re: Warrant Purchases

Ralph...I am replying to your emails in chrono order, as I have just returned from our holiday trip.  Your Warrant #12 was partially exercised on September 30, 2003, for which you received 12,000 shares and the balance in the new warrant #91.  The transactions as recorded in our stock ledger are:
10010	Ralph	DeVore	9/30/03			(12)	(20,833)	1.00	A	12/31/04
10010	Ralph	DeVore	9/30/03	202	12,000	91	8,833	1.00	A	12/31/04

*****

From: Gene Soltero
To: Ralph DeVore
Sent: Monday, December 27, 2004 10:59 PM
Subject: Re: Purchase of Warrants

Ralph...when I get a chance at the office tomorrow, I will look at your account.  It is my recollection that you have the full $12,000 for the year 2004 due you.  If so, we will apply the funds as you have requested.  If the actual number is different for any reason, I will let you know....Gene

*****

From: Ralph DeVore
To: Gene Soltero
Sent: Wednesday, December 29, 2004 1:21PM
Subject: Exercise of DeVore Warrants

Gene:

In an effort to clarify the exercising of my Warrant No. 31 (10,750 shares @ $1.50) and Warrant No. 91 (8,833 shares @ $1.00), I have outlined the following:

Disbursement of $12,000 Director's fee for 2004  $12,000.00

Ralph DeVore Purchasing 8,833 shares on Warrant No.91 @ $1/share: $ 8,833.00

Balance of Director's Fee $ 3,167.00

Ralph DeVore Purchasing 2,111 shares on Warrant No.31 @ $1.50/share-$ 3,166.50

Balance of Director's Fee $ .50

Remainder of Warrant No. 31

8,639 shares @ $1.50/share $12,958.50

Ralph DeVore Purchasing 39 shares @ $1.50 via personal check $      58.50

Balance of Warrant No. 31: $12,900.00

Assignment of the balance of 8,600 shares @ $1.50 to [name omitted]-$12,900.00

Balance - 0 -

(I will FedEx my personal check to Zion for $58.50 referenced above)

. . . . [omitted as irrelevant]

I will fax you the assignment agreement where I am assigning 8,600 shares @ $1.50 in Warrant No. 31 to[name omitted].

I will, by separate email, send instructions as to how Mr. [omitted] wants his shares issued.  Also, I will FedEx the executed Warrant Agreement whereby Mr. [omitted] is exercising his 8,600 shares along with his check in the amount of $12,900.

Ralph

*****

From: Gene Soltero
To: Ralph DeVore
Sent: Wednesday, December 29, 2004 2:12 PM
Subject: Exercise of DeVore Warrants

Dear Ralph:

I have reviewed with John and other directors our conversation today and the emails we exchanged this week. Here is the corporate position:

1. Effective August 6, 2004 you resigned from providing any director services. John Brown requested your formal resignation as a director which we have not yet received.

2. You last communicated with us on August 10, 2004, in spite of repeated attempts to contact you.

3. In our board meeting tomorrow the directors will ratify the decision of management to cease paying director's fees to you effective with the accrual of the fees through July 2004.

4. Upon receipt of your resignation letter, we will send you a check for $7,000 past due director's fees.

5. We will not apply your accrued director's fees to your warrants.

6. We will not allow you to assign your warrants to anyone else.

7. Your warrants will expire at midnight December 31, 2004 unless a warrant exercise form and cashier's check in the proper amount for the exercise of those warrants is received by that time in our Dallas office.

8. You are not welcome at our board meetings.

9. Prior to and during the public offering registration process you repeatedly committed to organize presentations by John to large groups of prospective investors in the Houston area. After the effective date of our registration you failed to organize a single meeting. Based on your representations and commitments we went through the expensive process of qualifying by exemption to sell to Texas residents. This required us to have a minimum offering of $6.5 million which we failed to meet. Your inaction severely harmed Zion in two ways. If we hadn't relied on you for Texas investors we could have not required such a high minimum and our offering would have succeeded with the $3.7 million we did raise. We didn't see any of the money we thought would be coming from your arrangements and commitments.

Attached are the minutes from the four meetings you missed, including board discussion relating to your behavior. [Attachment omitted.]

Please do not call my cell phone again or bother me at home. You may communicate with me solely at the office.

Gene Soltero
Chief Executive Officer
Zion Oil & Gas, Inc.